# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PSYENCE BIOMEDICAL LTD., CIK 0001985062
CUSIP: 74449F308
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 121 RICHMOND STREET WEST PENTHOUSE, SUITE 1300, TORONTO, Ontario, Ontario Canada (A6), M5H 2K1
Date of event which requires filing of this statement: 01/08/2026
Amends the filing with accession number 0001539497-25-003250
Filed by CIK 0002100448
Persons authorized to receive notices and communications: Adam Arviv, KAOS Capital Ltd., 118 Yorkville Avenue, Suite 604, Toronto, Ontario, Ontario Canada (A6), M5R 1C2, (416) 930-1221; James Lacey, Norton Rose Fulbright US LLP, 1301 Avenue of the Americas, New York, New York (NY), 10019-6022, (212) 318-3189

## Reporting persons
- KAOS Capital Ltd. (CIK 0002100448): type of reporting person: corporation (CO), investment company (IV); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 313,876; sole dispositive power 0; shared dispositive power 313,876; aggregate amount beneficially owned 313,876 (4.91% of the class)
  Comment: *Based on 6,388,604 shares of Common Stock outstanding on January 2, 2026, as reported in the Issuer's Notice of Annual and Special Meeting of Shareholders and Management Information Circular attached as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 8, 2026.
- Adam Arviv (CIK 0002100451): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 313,876; sole dispositive power 0; shared dispositive power 313,876; aggregate amount beneficially owned 313,876 (4.91% of the class)
  Comment: *Based on 6,388,604 shares of Common Stock outstanding on January 2, 2026, as reported in the Issuer's Notice of Annual and Special Meeting of Shareholders and Management Information Circular attached as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on January 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: PSYENCE BIOMEDICAL LTD.
Address of issuer's principal executive offices: 121 RICHMOND STREET WEST PENTHOUSE, SUITE 1300, TORONTO, Ontario, Ontario Canada (A6), M5H 2K1
Comment: This amendment no. 1 to Schedule 13D (this "Amendment No. 1") relates to the common stock, without par value (the "Common Stock"), of Psyence Biomedical Ltd., an Ontario corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

i. KAOS Capital, Ltd., an Ontario corporation ("KAOS"); and

ii. Adam Arviv, the founder and chief executive officer of KAOS ("Mr. Arviv").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the business office of each of the Reporting Persons is 118 Yorkville Avenue, Suite 604, Toronto, Ontario, Canada, M5R 1C2.
Present principal occupation or employment: The principal business of KAOS is investment management. The principal business of Mr. Arviv is to manage KAOS. Information regarding the executive officers, directors or other control persons of KAOS is set forth on Schedule 1 attached hereto as Exhibit 99.1, which Schedule is hereby incorporated by reference.
Criminal convictions in the last five years: None of the Reporting Persons or other persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or other persons identified on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: KAOS is an Ontario corporation. Mr. Arviv is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used a total of approximately $519,493.36 (excluding brokerage commissions) to acquire the shares of Common Stock reported herein. The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of KAOS.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe the securities of the Issuer represent an attractive investment opportunity but have significant concerns about the current management of the Company's assets. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational, management, corporate and strategic matters including corporate governance and strategic alternatives, and may communicate with other shareholders or third-parties about such matters. In particular, the Reporting Persons believe that the Issuer would benefit from the addition of alternative directors and a change in strategy. The Reporting Persons may also take other actions to influence the Issuer's management or policies.

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis, and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the shares of Common Stock without affecting their beneficial ownership of the shares of Common Stock or adjust their exposure to the shares of Common Stock in ways that would affect their beneficial ownership of the shares of Common Stock.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have entered into a number of transactions in the shares of Common Stock within the past sixty (60) days. All purchases have been made by KAOS on the open market through its broker at the then applicable open market trading price per share. A complete list of such transactions is set forth on Schedule 2 attached hereto as Exhibit 99.2. The Reporting Persons have made no acquisitions or dispositions of Common Stock of the Issuer since the filing of the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on December 10, 2025. The changes to the ownership percentages reported in this Amendment No. 1 result solely from a change in the aggregate number of shares of Common Stock of the Issuer outstanding.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of a change in the aggregate number of shares of Common Stock of the Issuer outstanding, the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding Common Shares of the Issuer. Accordingly, this Amendment No. 1 represents the final amendment to Schedule 13D for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Arviv is the founder and chief executive officer of KAOS. In such role, he manages all the business, affairs and investments of KAOS, which would include the ownership of the Common Stock.

Other than as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Executive Officers, Directors or Other Control Persons of the Reporting Persons

Exhibit 99.2 - Complete list of transactions in the shares of Common Stock within the past sixty (60) days

Exhibit 99.3 - Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act (incorporated by reference to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on December 10, 2025)

## Signatures
- KAOS Capital Ltd.: /s/ Adam Arviv, Adam Arviv / Chief Executive Officer (01/13/2026)
- Adam Arviv: /s/ Adam Arviv, Adam Arviv, Individually (01/13/2026)